March 18, 2009

VIA EDGAR AND TELEFAX
(202) 772-9210

Jill S. Davis
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549
Mailstop 7010

Re:
Goldspring, Inc.
Form 10-KSBfor Fiscal Year Ended December 31, 2007, As Amended
Filed December 10, 2008
Form 10-Q Fiscal Quarter Ended September 30, 2008
Filed November 14, 2008
Response Letter Dated February 26, 2009
File No. 000-32429

Dear Ms. Davis:

We are in receipt of your letter to us, dated February 26, 2009 regarding the Form 10-KSB/A we filed on December 10, 2008 (the “10-KSB/A”), Form 10-Q for Fiscal Quarter Ended September 30 2008 we filed on November 14, 2008 and our Response Letters dated November 21, 2008 and February 9, 2009.  We thank you for taking the time to review the filing and providing your comments.  Your input is invaluable to us in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter, we have repeated your comments (bolded) below followed by our responses.

Form 10-KSB/A-1 for the Fiscal Year Ended December 31, 2007

Consolidated Balance Sheet, pages F-3 and F-4

Comment #1:

We note from your response to prior comment number three that the “Other-embedded derivatives” line item, which you intended to re-title “Discount on convertible notes payable” “represents the discount on convertible note proceeds associated with the fair value of the embedded derivative features consisting of warrants and conversion rights bifurcated from the host instrument, determined in accordance with the guidance provided in SFAS 133 and EITF 00-19.”  Based on this explanation and further clarification provided in response to prior comment number eight, it is unclear to us why the fair value of the warrants and embedded conversion features were recorded “offset by an equivalent note discount asset.”  In this regard, the separately recorded warrant liability and embedded conversion feature liability under EITF 00-19 are measured at fair value, with subsequent changes in fair value reported in earnings.  To help us better understand your accounting, please provide us with a sample of a journal voucher entry you recorded upon receipt of each issuance of a convertible note during 2006.  In addition, please contact us at your earliest convenience to further discuss your responses.

GoldSpring, Inc P.O. Box 1118 ~ Virginia City, NV 89440 ~ T: 775.847.5272 F: 775.847.4762
www.goldspring.us

RESPONSE to Comment #1

We apologize for our lack of clarity in our explanations.  As you requested, we are providing the following sample journal entries to assist you.

Issuance:
Cash	$300,000
Secured Notes Payable		$300,000
Discount on Convertible Notes Payable	$233,957
Derivative Liability		$233,957

Period Amortization of Discount on Convertible Notes Payable:
Interest Expense	$10,689
Discount on Convertible Notes Payable		$10,689

Period Adjustment to Fair Value of Derivative Liability:
Derivative Liability	$3,226
Other Income - Derivatives		$3,226

We understand that EITF 00-19 paragraph 7 states, “The initial balance sheet classification of the contracts addressed in this Issue generally is based on the concept that contracts that require net-cash settlement are assets or liabilities and contracts that require settlement in shares are equity instruments.  If the contract provides the company with a choice of net-cash settlement or settlement in `shares, the Model assumes settlement in shares.”  Since our contract provides us with the choice of settlement, the EITF would suggest that the balance sheet classification for our derivatives should be as an equity settlement.

However, we have presented the derivatives as liabilities because, as we tried to explain in our response to comment #8 on February 9, 2009, we noted that EITF 00-19 paragraph 19 provides that, “since the maximum shares issued are not capped, the Company may not have enough authorized shares to permit a settlement in shares and may need to seek board approval for additional authorized shares.  Accordingly, since the share settlement may not be in the Company’s control and because of this potential lack of control, we classified the fair value of the warrants as a liability rather than equity.”

As a result of the foregoing, we have presented the accounting for our derivatives as liabilities as presented in the sample journal entries above.  However, in order to have a more conforming presentation, we will modify our reporting of these notes to offset the Secured Notes Payable with the Discount on Convertible Notes, thereby showing the Secured Notes Payable net of the associated discount on the liability side of our balance sheet.

Comment #2:

We further note, with respect to the 'Discount on convertible notes payable' line item, your response to prior comment number eight, under the heading 'Amortization of Note: Discount.' Please clarify for us the different components that make up this line item. In this regard, it appears this line item includes i) the fair value of the warrants and embedded conversion feature, and ii) the discount attributable to the convertible notes. Our confusion stems from our understanding that a note discount represents the difference between the net proceeds, after expense, received upon issuance of debt and the amount repayable at its maturity. Please advise.

RESPONSE to Comment #2

Again, we apologize for our lack of clarity.  Our previous response (Feb 9, 2009) to your comment #8 under the caption “Amortization of Note Discount” was attempting to explain the ongoing operation of the sample journal entries listed above in RESPONSE to Comment #1.

The sample entry in RESPONSE to Comment #1 above labeled “Issuance” indicates that the discount originates as a result of the determination of the fair value of the derivative at issuance.  As previously discussed, because we determined that the derivative should be reported as a liability, the offset to recording the fair value of the derivative was recorded as a discount adjustment to the effective interest rate of the note.  This Note Discount is then amortized over the life of the note as additional interest expense.  Please refer to the sample entry in RESPONSE to Comment #1 above labeled “Period Amortization of Discount on Convertible Notes Payable “.  This unamortized discount is the composition of the balance sheet item to be labeled “Discounts on Convertible Notes Payable” formerly titled “Other – embedded derivatives”.  Based on the revised presentation of Secured Notes Payable net of Discount on Convertible Notes, the Notes will now accrete up to their face value rather than amortizing the discount.  There is no impact on the Statement of Operations as both presentations result in the same additional interest charge regardless of the balance sheet classification.

Comment #3:

We also note, with regard to the note discount, your response to prior comment number 12 where you state your belief that suspending the amortization of note discount and reversing the 2007 amortization of note discount as a result of failing to make scheduled payments was appropriate "because the impact of these entries, recorded or not, were; not material to the financial statements." You further state in your response that '''given the lack of materiality and since it was both impractical and costly to attempt to anticipate the ultimate outcome of the negotiations, we concluded that suspension resulted in the fairest presentation of our financial position-" Please provide us with the amounts you determined were not material to your financial statements. We may have further comment.

RESPONSE to Comment #3

Our original reported balance for “Discount on Convertible Notes Payable” at December 31, 2007 did not reflect a $378,639 potential adjustment that we deemed was immaterial for the qualitative reasons previously discussed.    Although we believe that this amount was not material, we also believe in maintaining the relevancy of our reported financial information in addition to improving its overall usability for our readers.  Accordingly, we propose to resolve this matter in our 2008 10-K to be filed imminently.

Reclamation Liabilities and Asset Retirement Obligations, page F-11

Comment #4:

We have considered your response to prior comment six and note the following:

i) you did not initially record your 2004 asset retirement obligation in accordance with the initial recognition and measurement provisions of FAS 143. However, you represent to the initial amount of the asset retirement obligation reported in 2004, which equaled the value of the cash bond provided to the Nevada Division of Environmental Protection, did not materially differ from the asset retirement obligation calculated in accordance with FAS 143; and

ii) in periods subsequent to initial measurement, you did not recognize period-to-period changes in the liability for your asset retirement obligation resulting from (a) the passage of time and (b) revisions to either the timing or the amount of the original estimate of undiscounted cash flows. However, you believe there is no material variance between the amount of the asset retirement obligation as at December 31,2007, totaling $553,1 90, and the amount that you indicate should have been reported based 'upon initial 2004 calculations, totaling $606,018. Your assessment is the same for the period ended September 30, 2008.

Based solely on the materiality assessments you provide in your response, please confirm, if true, that you will comply with the subsequent recognition and measurement provisions of paragraphs 13 through 15 of FAS 143 going forward, to the extent material to your financial statements, or otherwise advise.

RESPONSE to Comment #4

We agree to comply with the subsequent recognition and measurement provisions of paragraphs 13 through 15 of SFAS 143 going forward.

Note 13 – Subsequent Events, pages F-26

Comment #5:

We note from your response to prior comment number eight that "On February 20, 2008, as a result of the Company completing other financing arrangements, a "favored nations" clause was triggered in the convertible notes, which modified the notes conversion feature and effectively established a fixed conversion rate of $0.01." We further note in your response that the "guidance : provides that the modified conversion feature be revalued to its fair value and the change reported as debt extinguishment gain or loss," Based on the modifications as described and your response to prior comment number four that the ''modification, among other things, establishes a fixed conversion price for the shares thereby removing the derivative feature," please expand your disclosure as appropriate to explain whether or not you wil1 continue to report a conversion feature liability in accordance with EITF 00-19. Please provide us with a sample of the revised disclosure you intend to include in your 2008 filings surrounding the accounting for the modification of terms of your convertible notes, including the balance sheet and income statement presentation surrounding the extinguishment

RESPONSE to Comment #5

In response to your comment, we propose to revise our note disclosure in our filing for 2008 to read as follows:

Convertible Notes Payable – 2006 & 2007

The convertible notes payable as of December 31, 2008 are as follows:
	Issued date	Face amount
Winfield Debenture Payable	5/15/2006	$300,000
Winfield Debenture Payable	6/21/2006	300,000
Winfield Debenture Payable	8/23/2006	300,000
Longview Debenture Payable	8/24/2006	300,000
Winfield Debenture Payable	12/12/2006	100,000
Winfield/Longview Debenture Payable	Q1 2007	331,120
Winfield/Longview Debenture Payable	Q2 2007	288,880
Winfield/Longview Debenture Payable	4/1/2007	250,000

Total		$2,170,000

On August 23 and 24, 2006, the Company formally entered into an agreement with several investors to loan the Company $1,900,000, which was amended in March 2007, increasing the loan amount to $2,200,000. The notes bear interest at 12% per annum, payable on the first of each month commencing October 1, 2006, along with 1/24 of the face amount of such notes.  The notes are also convertible into Common Stock at a 50% discount to market until the underlying shares are registered and at a 15% discount to market thereafter. As additional consideration, the investors were issued a total of 20,000,000 warrants to purchase common stock at exercise prices based upon the same formulas for conversion of the amounts due under the notes. The notes are secured by a lien on the assets of Goldspring, Inc. and a pledge of all of the interests in Plum Mine Special Purpose, LLC, which owns the Plum Mine operation. In connection with this loan, the lender has agreed to acquire the existing mortgage on the Plum Mine property from the Brockbank Trust. To date, $2,170,000 of the $2,200,000 has been funded by the investors.  As of December 31, 2008, we had failed to make any monthly payments on the notes and they are in default.

On February 20, 2008, as a result of the Company completing other financing arrangements, a “favored nations” clause was triggered in the convertible notes, which modified the notes conversion feature and effectively established a maximum conversion rate of $0.01.  EITF 96-19 guidance provides that debt extinguishment gain or loss is reported in situations where a substantial modification in terms has occurred. Based on the guidance provided in EITF 96-19 and modified by EITF 05-7 and EITF 06-6 we determined that a substantial modification in terms has occurred and therefore extinguishment of debt accounting has been applied to account for the modification.

The “favored nations” rights in several existing notes were triggered by the issuance of new notes. Since new warrants were not issued, no “favored nations” rights were triggered in the existing warrants and therefore the accounting for existing warrants will be unaffected.  The warrants conversion feature are evaluated and adjusted to fair value annually.

In addition to the proposed footnote above, we will also prepare a proposed footnote disclosure for the accounting of the gain/ (loss) on extinguishment of debt.  We will submit the proposed footnote disclosure under separate cover for your review prior to our filing.

Comment #6:

We also note from your response, with respect to the warrants issued with the convertible notes, that "'Management believes that the warrant was unaffected by the modification and we will restore its fair value to derivative liabilities." Based on this response, please clarify whether the conversion terms of the warrants changed upon the triggering of the "favored nations" clause. In this regard, we note disclosure on page 6 of the amended Form 10-KSB for the fiscal year ended December 31, 2007 that the warrants had conversion terms with "exercise prices based upon the same formulas as for conversion of the amounts due under the notes." Please also clarify what you mean by your statement that you "will restore its fair value to derivative liabilities." Also, please address whether or not you will continue to account for the warrants as derivative liabilities under EITF 00-19.

RESPONSE to Comment #6

In regard to the note disclosure on page 6 of the amended Form 10-KSB for the fiscal year December 31, 2007, that warrants had conversion terms with “exercise prices based upon the same formulas as for conversion of the amounts due under the notes,” this is essentially a correct statement.  What is different between the warrants and the convertible notes is the triggering event.  The “favored nations” clause in the convertible notes is triggered by the issuance of new notes with more favorable features.  The “favored nations” clause in the warrants is triggered by the issuance of new warrants with more favorable features.

The newly issued notes that triggered the “favored nations” clause in the existing convertible motes did not trigger the “favored nations” clause in the existing warrants.  Consequently, we stated in our response to Comment #8 that “Management believes that the warrant is unaffected by the modification and will restore its fair value to derivatives liability.  What we mean by this is that the balances associated with the warrants as previously reported will be restored to the 2008 filings and evaluated annually.  Further, we will report the derivative liability under EITF 00-19.

Again, thank you very much for providing your comments.  To ensure we provide adequate disclosure language in our filings, we will be forwarding drafts of the relevant pages of our filings to Jennifer O’Brien for final review.  We intend to have these documents to Jennifer no later than next week.  Once again, please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (212) 422-4910) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Robert T. Faber

Robert T. Faber

cc:  Jolie Kahn, Esq.